Lead Investor: Oliver Caty

LinkedIn: https://www.linkedin.com/in/olivier-caty-account-inactive-b62394/

Occupation: Engineer, Apple

Amount Investing: $50,000 (and $20,000 invested previously)

Why he's investing:

When Jacob David and Joel Wolh contacted me six months ago about their new business focused platform called Bizfluence, my first reaction was "another social media platform?". But I was convinced then, and I still feel, that their vision is unique. While all social media platforms focus on content creation and growing their user base, no platform that I know of is creating tangible value for their users. So after getting to know more about the concept, I did a small investment to see where Jacob and Joel could take it.

They set 3 goals:

1) Create a platform accessible to people from all industries, countries, and work backgrounds, with both a web, and mobile interface (Android and an iOS)2) Get five-thousand users and prove viral growth potential by onboarding at least 250 new users in one day3) Most importantly, evaluating the feasibility of a platform that would create real business relationships between the users which would ultimately help them develop business, sales, partnerships, job leads and more

6 months later, all of these goals have been met or exceeded. Bizfluence is available on the Google and Apple stores as an intuitive mobile app. Without any marketing, the user base has grown to 6k with over 15k posts written to date. And YES it has created hundreds of thousands of dollars in value and opportunity for businesses. The most surprising aspect for me, is that it has also created a REAL global community. People come to Bizfluence to help one another and lift each other up as opposed to just argue and one up everyone else.

Since those milestones have been met, it's time for Bizfluence to move to the next stage which is why I have decided to invest more and take the lead investor role. The next phase is about adding business focused tools which will help businesses deepen their relationship on the platform, as well as expanding the user base through PR and marketing. If you have read until this point, and want to see what I'm talking about for yourself, create an account and you'll see the value that Bizfluence is creating. I am fully confident that Jacob and Joel will make Bizfluence a very profitable investment, especially since the planned list of features in the pipeline will quickly differentiate the platform from the competition.